Exhibit 99.2

January 27, 2011

Nexen Inc.

801-7th Avenue SW

Calgary, Alberta

T2P 3P7

Attention:	Reserves Review Committee of the Board of Directors of Nexen Inc.

Re:	McDaniel & Associates - Report of Third Party for certain Canadian properties owned by Nexen Inc.

Ladies and Gentlemen:

Pursuant to your request, McDaniel and Associates (McDaniel) has conducted an evaluation of Nexen Inc.’s (Nexen) proved and probable oil, condensate, natural gas liquids (NGL), natural gas, and synthetic crude oil reserves, as of December 31, 2010, for certain fields owned by Nexen in Canada as shown in Table 1A, which includes Nexen’s Canadian conventional, CBM, Long Lake and Kinosis properties.  Nexen has represented that these properties account for 35 percent of its total company proved reserves and 79 percent of its total company probable reserves on an equivalent barrel basis as of December 31, 2010, and that its reserves estimates have been prepared in accordance with the United States’ Securities and Exchange Commission (SEC) definitions. We have reviewed information provided to us by Nexen that it represents to be to be its estimates of the reserves, as of December 31, 2010, for the same properties as those which we evaluated.

Reserves included herein are expressed as reserves as represented by Nexen.  Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2010. Working interest reserves are defined as that portion of the gross reserves attributable to the interests owned by Nexen after deducting all working interests owned by others. Net reserves are defined as working interest reserves after the deduction of royalties.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6  Tel: (403) 262-5506  Fax: (403) 233-2744  www.mcdan.com

Nexen Inc.	January 27, 2011
Report of Third Party for Canadian Properties, excluding Syncrude	Page 2

Estimates of oil, condensate, NGL (collectively liquids), natural gas and synthetic crude oil should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Nexen personnel, Nexen files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Nexen with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data.  To estimate the economically recoverable oil, synthetic crude oil and natural gas reserves, and related future net cash flows, we considered many factors and made assumptions including:

•                  expected reservoir characteristics based on geological, geophysical and engineering assessments;

•                  future production rates based on historical performance and expected future operating and investment activities;

•                  future oil and gas prices and quality differentials;

•                  assumed effects of regulation by governmental agencies; and

•                  future development and operating costs

Nexen Inc.	January 27, 2011
Report of Third Party for Canadian Properties, excluding Syncrude	Page 3

Our estimate was prepared using standard geological and engineering methods generally recognized by the petroleum industry, and the reserves definitions and standards required by the United States SEC.  Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation.  The method or combination of methods used was based on our professional judgment and experience.

Discovered oil and natural gas reserves are generally only produced when they are economically recoverable. As such, oil and gas prices, and capital and operating costs have an impact on whether reserves will ultimately be produced. As required by SEC rules, reserves represent the quantities that are expected to be economically recoverable using existing prices and costs. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

The proved and probable reserves estimates in this report were based upon 2010 first-of-the month fiscal average pricing using benchmark pricing. Oil prices were primarily based upon West Texas Intermediate at Cushing crude oil benchmark of US$79.43 per barrel and Western Canadian Select at Hardisty benchmark of US$66.81 per barrel. Gas prices were based upon AECO benchmark of C$3.83 per gigajoule.  Specific pricing for each field was adjusted for historical quality and transportation cost differentials, and for currency exchange rates.  The resulting adjusted price is referred to as the “realized price.” For total proved reserves, the estimated realized prices were US$74.97 per barrel of oil, US$77.60 per barrel of synthetic crude oil, and C$3.90 per thousand cubic feet of gas, based upon a volume weighted average of the properties evaluated.  For total probable reserves, the weighted estimated volume weighted average prices for proved plus probable reserves were US$75.46 per barrel of synthetic crude oil but the same as proved reserves for oil and gas.

Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted.  Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

Nexen Inc.	January 27, 2011
Report of Third Party for Canadian Properties, excluding Syncrude	Page 4

Nexen Estimates

Nexen has represented that estimated proved and probable reserves attributable to the evaluated properties are based on SEC definitions. It represents that its estimates of the reserves attributable to these properties represent 35 percent of its total company proved reserves before royalties and 79 percent of its total company probable reserves before royalties on an equivalent basis and are as follows, expressed in millions of barrels (mmbbl), billions of cubic feet (bcf) and millions of barrels of oil equivalent (mmboe):

Nexen’s estimate of Reserves as of December 31, 2010

Certain Canadian Fields Evaluated by McDaniel and Associates

Conventional, CBM and Long Lake

	Synthetic		Oil Equivalent
	Crude Oil	Natural Gas	(millions of
Nexen Reserves	(millions of bbl)	(billions of cubic feet)	boe)
Working Interest Reserves (before royalties)
Proved	315	204	349
Probable	882	53	890
Working Interest Reserves (after royalties)
Proved	291	189	322
Probable	762	49	770

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Reserves Audit Opinion

McDaniel has used all data, assumptions, procedures and methods that it considers necessary to prepare this report.

In our opinion, the information relating to estimated proved and probable reserves of oil, condensate, natural gas liquids, gas and synthetic crude oil contained in this report has been prepared according to the definitions and disclosure guidelines required by the United States SEC within Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7 and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b) and 1201, 1202(a) (1), (2), (3), (4), (5), (8) of Regulation S-K of the Securities and Exchange Commission.

Nexen Inc.	January 27, 2011
Report of Third Party for Canadian Properties, excluding Syncrude	Page 5

In comparing the detailed proved and proved plus probable reserves estimates prepared by us to those prepared by Nexen, we have found differences, both positive and negative. In our opinion, the proved and proved plus probable reserves for the reviewed properties as estimated by Nexen are, in aggregate when compared to our estimates on the basis of equivalent barrels, reasonable because each was within 10 percent of our estimates.

The analyses of these properties, as reported herein, were conducted within the context of an audit of a distinct group of properties in aggregate as part of the total corporate level reserves. Extraction and use of these analyses outside of this context may not be appropriate without supplementary due diligence.

McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 50 years.  McDaniel does not have any financial interest, including stock ownership, in Nexen. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Nexen.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Nexen Inc. It is not to be reproduced, distributed, or made available, in whole or in part to any person, company, or organization other than Nexen Inc. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any of the estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

If there are any questions, please contact the writer directly at (403) 218-1379.

Sincerely,

McDaniel & Associates Consultants Ltd.

/s/ P.A. Welch
P.A. Welch, P. Eng.
President & Managing Director

CC:	Mr. David Richardson, P. Eng., Canadian Oil and Gas, Division Reserves Manager Mr. Brad Kopas, Deloitte & Touche LLP,

Nexen Inc.	January 27, 2011
Report of Third Party for Canadian Properties, excluding Syncrude	Page 6

Table 1A

Nexen Fields Evaluated by McDaniel

Certain Canadian Oil and Gas properties

As of December 31, 2010

BUSINESS UNIT		FIELD NAME
1	CBM	CBM - CORBETT
2	CBM	CBM - DORIS
3	CBM	CBM - THUNDER

4	CDN GAS	HATTON
5	CDN GAS	HATTON EAST
6	CDN GAS	MEDICINE HAT

7	SYNTHETIC	LONG LAKE Phase 1
8	SYNTHETIC	KINOSIS